UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

China Soar Information Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

16954B107

(CUSIP Number)

Thomas DeNunzio 780 Reservoir Avenue, #123 Cranston, RI 02910 Phone: 401-641-0405

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Send all correspondence to:

Duan Qiqing Zhengzhou City, Jinshui District, Nongye Road, The Soho Centre, Room 1028, China

June 12, 2015

   (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   ☐

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Duan Qiqing

China Resident ID No. 411303198909261050

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

                              PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
12,292,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
12,292,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            12,292,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              16.389%

(14)	TYPE OF REPORTING PERSON

                                               IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of China Soar Information Technology, Inc., a Delaware corporation, with its principal place of business located at 12 Harcourt Road , Bank of America Tower, Suite 1308, Central, Hong Kong.

.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Duan Qiqing, hereinafter sometimes referred to as the “Reporting Person.” Mr. Duan Qiqing’s principal office is located at Zhengzhou City Jinshui District, Nongye Road, The Soho Centre, Room 1028, China.

Mr. Duan Qiqing obtained a bachelor degree of business administration from Alexander College, Canada. Duan Qiqing is the operation manager of Henan Xincaifu Investment Group., Ltd. and general manager of Zhegzhou Zhuyi Networking Technology Co. Ltd for approximately 5 years. Duan Qiqing was appointed chief operating officer in April 2014.

During the past ten years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 12, 2015, the Reporting Person, and the Registrant entered into a subscription agreement, pursuant to which Reporting person purchased 12,292,000 shares of common stock of the Registrant at par value of $0.0001 per share.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to complete a private sale of shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Duan Qiqing beneficially owns 12,292,000 shares of the Issuers Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: January 17, 2017

/s/ Duan Qiqing
Duan Qiqing